PEAKSTONE REALTY TRUST

Policy on Inside Information and Insider Trading

A.Background/Purpose

Under U.S. federal and state securities laws, it is illegal to purchase or sell securities of Peakstone Realty Trust (the “Company”) while in possession of material, non-public information related to, affecting or regarding the Company or its subsidiaries (such information, “Inside Information”), or to disclose Inside Information to others who then trade in the securities of the Company. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”), U.S. Attorneys and state enforcement authorities and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, U.S. federal securities laws also impose potential liability on companies and other “controlling persons” within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.
B.Applicability of Policy

1.Covered Persons

This Policy applies to the following people (collectively, “Covered Persons”):

•all officers of the Company and its subsidiaries;
•all members of the Board of Trustees of the Company (“trustees”);
•all employees of the Company and its subsidiaries;
•immediate family members and any persons who reside in the same household as any of the foregoing persons; and
•any other person whose transactions in the Company’s securities are directed by, or subject to influence or control by the foregoing persons, and any trust, partnership, corporation or other entity over which the foregoing persons have investment control.

“Immediate family member” means any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother-in- law or sister-in-law (as well as other adoptive relationships), whether or not sharing the same household as the persons described in the first three bullets above.

The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including dismissal. To ensure that Company confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public, or respond to inquiries from the media, analysts or others outside the Company.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by this Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.

2.Covered Transactions

This Policy applies to all transactions in the Company’s securities, including common shares (including any securities that are exercisable for, or convertible or exchangeable into, common shares, including units of limited partnership interest), preferred shares and any other securities the Company may issue from time to time whether or not pursuant to any benefit plan adopted by the Company, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.

The restrictions contained in this Policy would apply to:

•the sale of the Company’s securities in the open market to pay the exercise price of an option;
•the “cashless exercise” effected through a broker or “same day sale” of an option; and
•any sale of the underlying securities acquired upon the exercise of an option is subject to this Policy.
In addition to the restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

•trading in call or put options involving the Company’s securities and other derivative securities;
•engaging in short sales of the Company’s securities;
•holding the Company’s securities in a margin account;

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•all forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts; and
•pledging the Company’s securities to secure margin or other loans, except for such pledges in effect as of the date of initial adoption of this Policy and as otherwise approved by the Board of Trustees of the Company.
If you are unsure whether a particular transaction is prohibited under this Policy, you should consult with the Chief Legal Officer prior to engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.

3.Exceptions to Covered Transactions

For purposes of this Policy, the Company considers transactions between Covered Persons and the Company with respect to grants under its Employee and Director Long-Term Incentive Plan or other Company equity incentive plan (or, to the extent applicable, granted outside such plan) to be exempt from this Policy. Such transactions include, without limitation, the following:
•the exercise of options for cash;
•the exercise of options on a “net exercise” basis pursuant to which an optionee either (i) delivers outstanding common shares to the Company or (ii) authorizes the Company to withhold from issuance common shares issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price; or
•the forfeiture to the Company of restricted common shares or share units to cover withholding tax obligations.

Furthermore, bona fide gifts of securities are not transactions subject to this Policy, unless the person making the gift possesses material nonpublic information about the Company, provided that Covered Persons must still pre-clear the transaction as described in Section D.3 below (“Specific Policies—Pre-clearance”).

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C.General Policy

No Covered Person who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a family member, friend or entity in which you or any of your family members is a trustee, officer or controlling equity holder or beneficiary),
(i) purchase or sell the Company’s securities, (ii) engage in any other action to take advantage of Inside Information or (iii) without the consent of the Company, provide Inside Information to any other person outside of the Company, including family and friends.

In addition, Covered Persons may not purchase or sell any securities of any other company, such as a lender, tenant, joint venture partner, possible acquisition target or competitor of the Company, when in possession of material non-public information concerning any such other company obtained during his or her employment with, or service to, the Company or any of its subsidiaries.

D.Specific Policies

1.Black-out Periods

All trustees and executive officers of the Company and its subsidiaries, as well as certain key employees, as listed on Schedule A hereto (as may be amended from time to time by the Chief Legal Officer), as well as any family members or other persons that reside in the same household as those persons (all of the foregoing being “Restricted Persons”) are subject to additional restrictions on their ability to engage in purchase or sale transactions involving the Company’s securities. Restricted Persons are more likely to have access to Inside Information regarding the Company because of their positions or affiliations with the Company and, as a result, their trades in the Company’s securities are more likely to be subject to greater scrutiny. Accordingly, Restricted Persons are prohibited from trading in the Company’s securities during the period beginning on the close of market on the 15th day prior to the end of each fiscal quarter and ending two full trading days following public disclosure of the financial results for that quarter or the full year.

Quarter	Blackout Period Begins	Blackout Period Ends
1	March 16	Two full trading days after Q1 earnings are publicly released

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2	June 15	Two full trading days after Q2 earnings are publicly released
3	September 15	Two full trading days after Q3 earnings are publicly released

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4	December 16	Two full trading days after annual earnings are publicly released

In addition, from time to time, the Company may impose special black-out periods on Restricted Persons and other employees of the Company if, in the judgment of the Chief Legal Officer, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. If certain Restricted Persons or other employees of the Company become subject to a special black-out period, such persons are prohibited from (i) trading in the Company’s securities and (ii) without the consent of the Company, disclosing to others the fact they are subject to such special black-out period. These special black-out periods may vary in length and may or may not be broadly communicated to Covered Persons. These restrictions do not apply to transactions made under an approved Rule 10b5-1 plan. Unless otherwise specified, the Company will re-open trading after two full days of trading following the date of public disclosure of such significant corporate developments.

2.“Tipping” of Information

Covered Persons may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in the Company’s securities based on such information.

3.Pre-clearance

A Restricted Person must obtain prior clearance from the Chief Legal Officer, or such person’s designee, by submitting (including via email) the information contained in the Request for Clearance to Trade as set forth on Annex A attached hereto, before such Restricted Person makes any purchases or sales (or gifts) of the Company’s securities, regardless of whether a black- out period is then in effect. In evaluating each proposed transaction, the Chief Legal Officer or such person’s designee will consult as necessary with senior management and outside counsel before clearing any proposed trade. Clearance of a transaction is valid for no more than the 5- business day period immediately following receipt by the Restricted Person of such clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved Rule 10b5-1 plan as described below.

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E.Trading Plans

The restrictions on trading set forth in this Policy do not apply to any trade in the Company’s securities, regardless of awareness of Inside Information, if the transaction is made pursuant to a pre-arranged trading plan (a “Rule 10b5-1 plan”) that meets certain conditions of Rule 10b5-1 of the Securities Exchange Act of 1934 (“Rule 10b5-1”), was entered into outside of a black-out period and when the Restricted Person was not in possession of material, non- public information about the Company, and is operated in good faith. This Policy requires Rule 10b5-1 plans to be written, to specify the amount of, date on, and price at which the Company securities are to be traded or establish a formula for determining such items, and comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:
•trades under the Rule 10b5-1 plan, and in certain circumstances, an amended Rule 10b5-1 plan, may not commence until expiration of the applicable “cooling-off period” set forth in Rule 10b5-11;
•the Rule 10b5-1 plan must include representations that (i) the person is not aware of material non-public information about the Company or its securities; and (ii) the person is adopting, or in certain cases amending, the Rule 10b5-1 in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
•no person may have more than one Rule 10b5-1 plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards); and
•no person may have more than one single-trade Rule 10b5-1 plan (a plan designed to effect the open-market purchase or sale of the total amount of securities covered by the plan in a single transaction) within any consecutive 12-month period, unless otherwise permitted by the limited exceptions of Rule 10b5-1.

1 For directors and Section 16 officers, the cooling-off period set forth in Rule 10b5-1 is generally the later of (i) 90 days after execution of the plan or (ii) two business days following the filing of the Form 10-K or Form 10-Q for the reporting period in which the plan was executed. For all other insiders the cooling-off period is 30 days after execution of the plan.

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A Restricted Person who wishes to enter into, amend or terminate (other than by expiration) a Rule 10b5-1 plan must submit the Trading Plan, or the amendment or notice of termination of the Rule 10b5-1 plan, to the Chief Legal Officer for approval prior to the adoption, amendment or termination of the Rule 10b5-1 plan. Subject to prior approval by the Chief Legal Officer, a Restricted Person may amend or replace his or her Rule 10b5-1 plan only during periods when trading is permitted in accordance with this Policy and when the Restricted Person was not in possession of material, non-public information about the Company.

The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Trading Plan and non- Rule 10b5-1 trading arrangements, or the execution of transactions made under a Trading Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Chief Legal Officer or the Board, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Restricted Persons subject to this Policy must promptly report to the Chief Legal Officer the adoption, amendment or termination of any trading plan that is not a Trading Plan, but that was entered into by a Company director or executive officer at a time they asserted they were not aware of material non-public information about the Company or its securities.

F.Compliance

All Covered Persons must promptly report, in accordance with the procedures set forth in the Company’s Code of Business Conduct and Ethics (including through the use of the Company’s Ethics Hotline described in the Code of Business Conduct and Ethics), any trading in the Company’s securities by any Covered Person, or any disclosure of Inside Information or material non-public information concerning other companies by such Covered Person, that such person has reason to believe may violate this Policy or U.S. federal or state securities laws.

Persons in possession of Inside Information when their employment or service terminates may not trade in the Company’s securities until that information has become public or is no longer material.
G.Additional Information

1.What is Inside Information?

“Inside Information” is material information about the Company that is not available to the public. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the SEC. In general, information is considered to have been made available to the public after the completion of two full trading days after the formal release of the information. In

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other words, there is a presumption that the public needs approximately two complete trading days to receive and absorb such information.

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2.What is Material Information?
Generally, information about the Company is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell the Company’s securities. Information is considered to be material if its disclosure to the public would be reasonably likely to affect
(i) an investor’s decision to buy or sell the securities of the company to which the information relates, or (ii) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:
•significant changes in financial results and/or financial condition and financial projections;
•loss of major tenants;
•dividends or share splits;
•share redemption or repurchase programs;

•significant financing transactions;
•changes in management or control;
•plans or agreements related to significant mergers, acquisitions, dispositions, reorganizations, or joint ventures;
•significant litigation or regulatory developments;
•significant increases or decreases in the amount of outstanding securities or indebtedness;
•material write-ups or write-downs of assets or changes in accounting methods;
•actual or projected changes in industry circumstances or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or prospects;
•significant actual or potential cybersecurity incidents (e.g., a data breach or any other significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of its property or assets, whether at its properties or through its information technology infrastructure); and
•certain transactions with trustees, officers or principal security holders.

It can sometimes be difficult to know whether information would be considered “material.”

The determination of whether information is material is almost always clearer after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company that you do not consider to be material, U.S. federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company’s securities when you possess non-public information about the Company can be risky. When doubt exists, the information should be presumed to be material. If you are unsure whether you are in possession of material, nonpublic information, you should consult with the Chief Legal Officer prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any of the Company’s securities.

3.What is the Penalty for Insider Trading?

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s securities, is prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

H.Certification

You must sign, date and return the Certification set forth on Annex B attached hereto (or such other certification as the Chief Legal Officer may deem appropriate) stating that you have received, read, understand and agree to comply with the Company’s Policy on Inside Information and Insider Trading. The Company may require you to sign such a Certification on an annual basis, which Certification may be in electronic format. Please note that you are bound by this Policy whether or not you sign the Certification.

If you have any questions about this Policy, you should consult with the Chief Legal
Officer.

Effective as of December 3, 2024

SCHEDULE A RESTRICTED PERSONS

All trustees and employees of the Company.

ANNEX A
REQUEST FOR CLEARANCE TO TRADE

To:	Peakstone Realty Trust	Attention: Chief Legal Officer
	150 N Riverside Plaza, Suite 1950	Phone Number: (310) 606-3200
	Chicago, IL 60606	E-mail: [●]

Name:         Title:

I hereby request clearance for myself (or a member of my immediate family or household) to execute the following transaction relating to the securities of Peakstone Realty Trust.

Type of Transaction:

I wish to purchase common shares. Number of common shares to be purchased:

I    wish    to    sell    common        shares.    Number    of    common    shares    to    be sold:

I wish to exercise an option and sell all or a portion of the shares of common stock purchased at the then market price in a “cashless exercise” or “same day sale” and hold any remaining shares of common stock in my brokerage account.
Number of options to be exercised:      Number of shares of common stock to be sold:      Number of shares of common stock held in account:

Other:
If the request is for a member of my immediate family or household:
Name of Person:         Relationship:
I hereby represent that I am not aware of any material, non-public information concerning Peakstone Realty Trust at the time of submitting this request and I agree that should I become aware of any material, non-public information concerning Peakstone Realty Trust prior to consummating the approved transaction, I will not consummate such transaction.

I understand that once approved, the authorization is valid on the date of approval and during the remaining term of the trading window in which it is approved. I further understand that the approval will lapse if, in the judgment of the Chief Legal Officer, I am likely to be aware of material, non-public information or at the expiration of the trading window in which approval is granted, whichever is the first to occur.

Date	Signature

Approved by:

Chief Legal Officer	Date

ANNEX B CERTIFICATION

I hereby certify that I:

•have read and understand the Policy on Inside Information and Insider Trading (the “Policy”) and related procedures, a copy of which was distributed with this Certificate;

•have complied with the foregoing policy and procedures; and

•will continue to comply with the policy and procedures set forth in the Policy.

Signature

Name:
(Please print)

Title:

Date: